Exhibit 99.1

ZIM Raises Full-Year 2026 Guidance

Midpoint of updated full year guidance represents an increase of 30% in
Adjusted EBITDA and 72% in Adjusted EBIT compared with previous guidance

HAIFA, Israel, October 6, 2026 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (the “Company” or “ZIM”) today raised its guidance for the year ending December 31, 2026, reflecting continued strong market demand and favorable momentum in freight rates.

ZIM now expects to generate Adjusted EBITDA of between $2.7 billion and $3.0 billion and Adjusted EBIT of between $1.4 billion and $1.7 billion for the full year 2026, compared with its previous guidance of Adjusted EBITDA between $2.0 billion and $2.4 billion and Adjusted EBIT between $700 million and $1.1 billion.

The midpoint of the updated full year 2026 guidance represents an increase of 30% in Adjusted EBITDA and 72% in Adjusted EBIT compared with previous guidance provided on August 19, 2026.

About ZIM

Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with operations in more than 90 countries, serving over 30,000 customers across more than 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements

This press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, assumptions, and other important factors, may include statements regarding macroeconomic and geopolitical conditions, chartering agreements, anticipated capacity, and the timing thereof, statements relating to the timing and closing of the pending transaction with Hapag-Lloyd, the Company’s anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, risks and uncertainties relating to outcome of the pending transaction with Hapag-Lloyd, the current military conflict between Israel and the U.S. against Iran and some of its proxies, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, Iran and Iranian-backed proxies (including its impact on the Strait of Hormuz), the political and military instability in the Middle East and the war between Russia and Ukraine; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freight rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel and the Middle East (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events (such as the drought conditions in the Panama Canal), changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2025 Annual Report filed with the SEC on March 9, 2026 and its Notice and Proxy Statement attached as Exhibit 99.1 to its Current Report filed with the SEC on March 19, 2026 in connection with the pending transaction with Hapag-Lloyd.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures

The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, as well as capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets (or the reversal of which), capital gains (losses) beyond the ordinary course of business, expenses related to legal contingencies and acquisition related expenses (compensation costs and professional fees).

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets (or the reversal of which), capital gains (losses) beyond the ordinary course of business, expenses related to legal contingencies and acquisition related expenses (compensation costs and professional fees).

Adjusted Net Income is a non-IFRS financial measure which we define as net income (loss) adjusted, as applicable, to exclude impairment of assets (or the reversal of which), capital gains (losses) beyond the ordinary course of business, expenses related to legal contingencies and acquisition related expenses (compensation costs and professional fees), all of which net of their respective income tax effect.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.

Net cash position is a non-IFRS financial measure which we define as the total cash position (which includes cash and cash equivalents, bank deposits and other investment instruments) minus financial debt (i.e., excluding lease liabilities).

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:

Yifat Ginzberg
ZIM Integrated Shipping Services Ltd.
+972-4-865-2249

ginzberg.yifat@zim.com